UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As of January 23, 2023, Aptorum Group Limited (the “Company”) will effectuate a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share (the “Share Consolidation” or “Reverse Split”).

The Reverse Split was approved by the Company’s shareholders on December 21, 2022 and on January 6, 2023, the Company’s board of directors approved implementing the Reverse Split effective as of January 23, 2023. Accordingly, the Reverse Split shall be effective and the Class A Ordinary Shares are expected to begin trading on a split-adjusted basis when the market opens on January 23, 2023. The Company hopes that the Reverse Split will lead the Company’s Class A Ordinary Shares to trade at approximately ten times the price per share at which it traded prior to the Reverse Split. However, the Company cannot guarantee the impact the Reverse Split will have on the trading price of its Class A Ordinary Shares after the Reverse Split, that the price per share following the Reverse Split will be maintained for any period of time, or that the price will remain above the pre-Reverse Split trading price.

As of January 20, 2023, there were 13,277,429 of the Company’s Class A Ordinary Shares outstanding and 22,437,754 Class B Ordinary Shares outstanding. Effecting the Reverse Split will reduce the outstanding Class A Ordinary Shares to approximately 1,327,743 and the outstanding Class B Ordinary Shares to approximately 2,243,776 (these numbers are based on the current number of shares outstanding and are subject to change, in either direction, once the Reverse Split is effected on an individual basis). As a result of the Reverse Split, the Company’s authorized share capital will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a par value of US$10 each.

In connection with the Reverse Split, the CUSIP number for the Class A Ordinary Shares has changed to: G6096M 114.

Treatment of Share Options, Warrants and Restricted Shares

The number of ordinary shares into which the Company’s outstanding share options, warrants and restricted shares, as well as the options’ and warrants’ relevant exercise price per share will be proportionally adjusted to reflect the Reverse Split.

Fractional Shares

Any fractional shares that would have resulted because of the Reverse Split were rounded up to the nearest whole share.

New Share Certificates

Certificates reflecting the new share number will be issued in due course as old share certificates are tendered for exchange or transfer to the Company’s transfer agent, Continental Stock Transfer & Trust Company.

Registered shareholders holding pre-Reverse Split shares of the Company’s ordinary shares electronically in book-entry form are not required to take any action to receive post-split shares.

If you hold your Class A Ordinary Shares in certificate form, you will receive a transmittal letter from our transfer agent, which will contain instructions on how to surrender your certificate(s) representing your pre-Reverse Split shares to the transfer agent. Upon receipt of your pre-Reverse Split certificate(s), you will be issued the appropriate number of shares electronically in book-entry form. No new shares in book-entry form will be issued and no payment in lieu of any fractional share interest will be made to you until you surrender your outstanding pre-Reverse Split certificate(s), together with the properly completed and executed letter of transmittal, to our transfer agent. At any time after receipt of your book-entry statement, you may request a share certificate representing your ownership interest.

Shareholders who hold their shares through a securities broker or nominee (i.e., in “street name”) will be contacted by their brokers or nominees with any instructions. For more information, shareholders and securities brokers should contact Continental’s Reorganization Department at (212) 509-4000.

On January 20, 2023, the Company issued a press release (the “Press Release”) announcing the Reverse Split. A copy of the Press Release is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including the exhibit shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591), Form F-3 (Registration Number 333-235819), Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: January 20, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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